EARLYBIRDCAPITAL, INC.
275 Madison Avenue, Suite 2701
New York, New York 10016

June 24, 2014

VIA EDGAR AND TELECOPY

United States Securities and
   Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	Garnero Group Acquisition Company (the "Company") Registration Statement on Form S-1 originally filed May 20, 2014 (File No. 333-196117) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of the Company, hereby advises that copies of the Preliminary Prospectus dated June 6, 2014 were distributed as follows:

45 to individual investors;

638 to NASD members; and

36 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated June 6, 2014 have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours.  We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours, EarlyBirdCapital, Inc. By: /s/ Steven Levine Name: Steven Levine Title: CEO